Exhibit 99.7

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Shares, inclusive of any transactions effected prior to the filing hereof on September 19, 2024. Except for the acquisition on 9/17/2024 described below, all such transactions were effected by ZUU Funders Co. Ltd. as purchases of Class A Shares in the open market.  Such Class A Shares were converted to Shares upon completion of the Issuer’s initial business combination.

Date	Buy/Sell	Quantity	Price per Share ($)[1]
7/24/2024	Buy	10,685	13.00
7/24/2024	Buy	4,824[2]	13.00
7/31/2024	Buy	12	12.50
8/1/2024	Buy	888	12.50
8/1/2024	Buy	1,599[2]	13.00
8/19/2024	Sell	70,000	11.45[3]
8/20/2024	Sell	5,000	11.72[4]
8/21/2024	Sell	4,755	11.38
8/22/2024	Buy	8,399	10.51[5]
9/17/2024	Buy[6]	1,503,473	0[6]
9/19/2024	Sell	6,196	7.34[7]

1 Prices are rounded to the nearest cent and are exclusive of commissions.

2 Represents a purchase of units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering.

3 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $11.38 to $12.40 (inclusive) on August 19, 2024. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $11.70 to $12.02 (inclusive) on August 20, 2024. The Reporting Persons undertake to provide the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

5 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.10 to $11.30 (inclusive) on August 22, 2024. The Reporting Persons undertake to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

6 Represents a transfer of 1,503,473 shares of Common Stock pursuant to the terms of that certain Non-Redemption Agreement, dated as of January 11, 2024, among ZUU Target Fund for SBC Medical Group HD Investment Partnership (“Fund”), SBC Medical Group Holdings Incorporated, and Yoshiyuki Aikawa, as amended, in consideration of the Fund’s performance of its obligations thereunder.

7 The price reported is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $7.00 to $8.47 (inclusive) on September 19, 2024. The Reporting Persons undertake to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.